Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Summary Historical Financial Information - AEGON Selected Financial Data” and “Experts” in the Registration Statement (Form F-4) of AEGON N.V. and the related Proxy Statement/Prospectus of Global Preferred Holdings, Inc. and AEGON N.V. for the registration of an indeterminate number of shares of AEGON N.V.’s common stock to a proposed maximum aggregate offering price of USD 57,000,000 and to the incorporation by reference therein of our report dated March 11, 2004 with respect to the consolidated financial statements and schedules of AEGON N.V. included in its Annual Report (Form 20-F) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

The Hague, February 24, 2005

Ernst & Young Accountants